Exhibit 3

OPTION AGREEMENT RELATING TO SHARES IN DORIAN LPG LTD.

This Option Agreement (the “Agreement”) is made on 20 July 2015 between BW LPG Limited (the “Optionholder”) and BW Euroholdings Limited (the “Shareholder”), an affiliated company of BW Group Limited (“BWG”).

Whereas, the Shareholder has entered into a Securities Purchase Agreement, dated 17 July 2015, with Scorpio Tankers Inc., a company incorporated under the laws of the Republic of the Marshall Islands (the “SPA”);

Whereas, pursuant to the terms and subject to the conditions of the SPA, the Shareholder has acquired 6,000,000 shares of the common stock of Dorian LPG Ltd., a company incorporated under the laws of the Republic of the Marshall Islands (the “Shares”) at a purchase price of $15.34 per share for an aggregate purchase price of $92,040,000 (the “Purchase Price”); and

Whereas, BWG and the Optionholder entered into a non-compete agreement, dated 28 October 2013, in which BWG undertook to procure that each of its affiliated companies would not be interested in any business which is or is likely to be in competition with the Optionholder in the maritime transportation of liquefied petroleum gas and ammonia;

Now, therefore, for good and valuable consideration, the Optionholder and the Shareholder agree as follows:

1.	Call Option

The Shareholder hereby grants to the Optionholder the option to purchase the Shares from the Shareholder at the Purchase Price (the “Option”).

2.         Exercise

(a)	The Option will vest upon Closing (as defined in the SPA) and may be exercised no later than 16:30 London time on 26 August 2015.
(b)	The Optionholder may exercise the Option by giving notice to the Shareholder at BW Euroholdings Limited, c/o BW Maritime Pte. Ltd., Mapletree Business City, #18-01, 10 Pasir Panjang Road, Singapore 117438, Phone: +65 6434 5818, Fax: +65 6337 1623, Attention: Nick Fell (the “Notice”).

(c)	Upon receipt of the Notice, the Shareholder shall sell and the Optionholder shall purchase the Shares, such sale and purchase to be completed as soon as practicable and in any event no later than four New York business days from the date of the Notice.

(d)	The Shares shall be sold free and clear of any and all covenants, conditions, restrictions, liens, pledges, charges, security interests, encumbrances, options and adverse claims or rights.

3.	Miscellaneous
(a)	This Agreement may only be modified by the written agreement of the parties.

(b)	This Agreement constitutes the entire agreement between the parties hereto in relation to the subject matter hereof.
(c)	No party may, without the prior written consent of the other party, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.
(d)	If either party agrees to waive any rights under a provision of this Agreement, that waiver will only be effective if it is in writing and it is signed by the party waiving such rights. A party’s agreement to waive any breach of any term or condition of this Agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.
(e)	This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

4. Governing Law

(a)	New York law – This Agreement shall be governed by the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

(b)	Mediation - If a dispute arises, the parties shall attempt to resolve it by discussion, negotiation and mediation before commencing legal proceedings.

(c)	Arbitration - Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration in Singapore in accordance with the Arbitration Rules of the Singapore International Arbitration Centre for the time being in force, which rules are deemed to be incorporated by reference in this clause. The tribunal appointed to settle the dispute shall consist of 3 arbitrators. The language of the arbitration shall be English.

IN WITNESS WHEREOF this agreement has been entered into on the date first above written:

BW LPG LIMITED

By:         /s/ Nicholas Gleeson

Name: Nicholas Gleeson

 Title: CEO

BW Euroholdings Limited

By:       /s/ Nicholas Fell

Name: Nicholas Fell

 Title: Authorized Signatory & General Counsel BW
               Group Ltd.